SECURIT 15026252 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Green 212-389-8087
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Time Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/24/15

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Genuity Inc., as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARISSA K TEIPNER
Notary Public - State of New York
NO. 02TE6248817
Qualified in Kings County
My Commission Expires 9/26/15

Canaccord Genuity Inc.

Consolidated Statement of Financial Condition

Year Ended March 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors
Canaccord Genuity Inc.

We have audited the accompanying consolidated statement of financial condition of Canaccord Genuity Inc. ("the Company") as of March 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Canaccord Genuity Inc. at March 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 29, 2015

Canaccord Genuity Inc.

Consolidated Statement of Financial Condition

March 31, 2015

Assets	
Cash and cash equivalents	$ 1,456,671
Receivables from clearing organizations	72,112,642
Securities owned, at fair value	42,169,824
Corporate finance and trading receivables	7,754,812
Notes receivable from employees	1,977,474
Receivables from affiliates	2,136,736
Deposits with clearing organizations and others	310,096
Other receivables	4,257,256
Fixed assets, at cost (net of accumulation depreciation of $4,005,212)	3,256,847
Prepaid expenses and other assets	1,282,745
Total assets	$ 136,715,103
Liabilities and stockholder's equity	
Securities sold, not yet purchased, at fair value	$ 27,708,607
Accrued compensation payable	22,184,850
Accounts payable and accruals	12,627,297
Payables to affiliates	17,691,822
Taxes payable	991,771
	81,204,347
Subordinated borrowings	27,000,000
Stockholder's equity:	
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)	30
Additional paid-in capital	34,308,809
Retained earnings (Decifit)	(5,798,083)
Total stockholder's equity	28,510,756
Total liabilities and stockholder's equity	$ 136,715,103

See accompanying notes.

1. Organization and Nature of Operations

Canaccord Genuity Inc. (the "Company"), a wholly owned subsidiary of Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC). CADI is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, an SPE, to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through two clearing firms, J.P. Morgan Clearing Corp ("JPMCC") and Pershing LLC ("Pershing") which are also registered broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, all of which are wholly owned subsidiaries of CGGI.

2. Significant Accounting Policies

Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

Cash Segregated for regulatory purposes

The Company is subject to SEC Rule 15c3-3 related to maintaining cash in a segregated reserve account for the exclusive benefit of its customers.

Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the consolidated statement of financial condition.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and

2. Significant Accounting Policies (continued)

risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of income in Other expenses

Fixed Assets

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Treasury Stock

The Company's own equity instruments in CGGI stock that are reacquired (treasury shares) are recognized at cost and deducted from equity. This includes shares held in our long-term incentive plan. No gain or loss is recognized in the statement of operations in the purchase of CGGI's stock. Any difference between the carrying amount and consideration is recognized in Additional Paid-In Capital on the statement of financial condition. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them.

Commission Revenue

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement. Commission revenue is recorded as services are performed and transactions are executed on a trade date basis net of expenses.

2. Significant Accounting Policies (continued)

Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services, which are recorded when earned and reasonably determinable.

Principal Transactions, net

Gains and losses from proprietary securities transactions, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. Investments in illiquid or non-publicly traded securities are valued based upon estimates as determined by management.

Share-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 61% in the year of grant in recognition of plan forfeiture provisions (as described below) and the remaining 39% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718.

There are no performance conditions attaching to the LTIP awards.

2. Significant Accounting Policies (continued)

If a participant terminated his or her employment or if the Company terminates a participant's employment for "cause" (as more particularly defined I the LTIP), his or her unvested share units shall automatically lapse on the date of such termination. In all other circumstances of cessation of employment (other than death), if the participant does not compete with the Company for a period of 12 months following the termination, the participant is entitled to retain his or her unvested share units until the applicable vesting date and they will continue to be governed by the rules of the LTIP including the vesting criteria referred to above. If a participant's employment terminates by reason of death, his or her unvested share units will automatically vest on the date of such event.

Notwithstanding the foregoing, the Company may, without amending the rules of the LTIP, determine that all or any proportion of an award will vest in circumstances in which it would not have otherwise vested or would have vested at a later date.

Development Costs

Development costs include certain costs incurred in respect of new employees and any related restricted stock amortization expense, placement, and other recruiting costs.

Income Taxes

The Company is included in the consolidated income tax returns of its U.S.-based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return adjusted to reflect tax-sharing allocations among members of the U.S. consolidated group of which the Company is a member. Income taxes as calculated on this basis, and currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets, and any provision for deferred income taxes, based on the differences between the statement of financial condition and tax bases of assets and liabilities using the current tax rate. The Company records a valuation allowance for net deferred tax assets when it is more-likely-than-not that such amounts will not be recoverable in the future.

The Company recognizes and measures uncertain tax positions based upon an evaluation of tax positions taken, or expected to be taken, in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be

recorded as a tax expense in the current year. The measurements of unrecognized tax benefits is adjusted when new information is available, as when an event occurs that requires a change.

3. Recent Issued Accounting Standards

Disclosures Regarding Assessment of Going Concern Presentation
In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern: Disclose of Uncertainties about an Entity's Ability to Continue as a Going Concern,* to provide guidance regarding management's responsibility to evaluate whether this is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. This standard will be effective for annual period ending after December 16, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The adoption of ASU 2014-15 is not expected to have an impact on the Company's financial statements

Disclosures Regarding Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers,* through a joint project with the International Accounting Standards Board ("IASB"), to clarify the principles for recognizing revenue and to develop a common revenue standard under US GAAP and International Financial Reporting Standards. The new disclosure requirements are effective for annual reporting periods beginning on or after December 15, 2016. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

4. Fair Value Measurement

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

4. Fair Value Measurement (continued)

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset, and reflect management's own assumptions to determine fair value. The Level 3 asset held by the Company is comprised of preferred shares in a private company. The initial measurement for the fair value of these shares was the acquisition cost to the Company, discounted to reflect limitations on marketability. Subsequent determinations and assessments of fair value were then made on the basis of additional information obtained by the Company, including financial statements and transactional information.

4. Fair Value Measurement (continued)

The following table is a summary of the levels used, as of March 31, 2015, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Balance as of 3/31/2015
Assets				
Securities owned:				
Corporate equities	$21,083,380	$14,278,323	-	$35,361,703
U.S. government securities	363,123	-	-	$363,123
Corporate and other debt	-	6,444,093	-	$6,444,093
Certificates of deposits	-	905	-	$905
Derivatives	-	-	-	-
Total	$21,446,503	$20,723,321	$ -	$42,169,824
Liabilities				
Securities sold, not yet purchased:				
Corporate equities	$16,738,973	$2,473,014	-	$19,211,987
U.S. government securities	152,003	-	-	$152,003
Corporate and other debt	-	8,313,363	-	$8,313,363
Certificates of deposits	-	31,254	-	$31,254
Derivatives	-	-	-	-
Total	$16,890,976	$10,817,631	$ -	$27,708,607

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

Corporate equities

Exchange-traded equity securities – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

4. Fair Value Measurement (continued)

OTC equity securities – OTC equity securities are generally valued based on quoted prices from market makers or composite quote providers. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Corporate and other debt

State and municipal securities – The fair value of state and municipal securities is determined using recently executed transactions and market price quotations. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate bonds – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

U.S. Government securities – Comprises of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Certificate of Deposits – The fair value of certificates of deposits is determined using recently executed transactions and market price quotations. Certificates of deposits are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Derivatives – Consists of listed derivative contracts that are actively traded and valued based on quoted prices from the exchange generally categorized in Level 1 of the fair value hierarchy.

During the year-ended March 31, 2015, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

5. Risk Management

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes –

- A regular review of the risk management process by executive management as part of its oversight role,
- Defined risk management policies and procedures supported by an established analytical framework, and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.
- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.
- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

Credit Risk

- The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

6. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

7. Other Receivables and Accounts Payable and Accruals

Amounts include $1,719,504 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker dealers (see Note 1).

8. Fixed Assets

At March 31, 2015, fixed assets were comprised of the following:

Leasehold improvements	$ 3,093,136
Furniture and fixtures	186,606
Equipment	2,273,935
	5,553,677
Less: Accumulated depreciation	(2,296,830)
	$ 3,256,847

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return of CAFGI, and certain other affiliates of CAFGI. If included in a combined return, the tax-sharing arrangement provides that incremental taxes caused by the Company's participation in the combined state return shall be owed by the Company.

The tax-sharing arrangement among the companies within the consolidated group provides that the tax benefits related to the utilization of taxable losses, from prior years and from the current year, of affiliates within the consolidated group by the Company, will be recorded through the intercompany accounts with periodic settlement by way of cash transfers. The amount of current taxes payable is recognized as of the date of the consolidated statement of financial condition, utilizing currently enacted tax rates and laws.

9. Income Taxes (continued)

The Company has adopted Statement of Financial Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's statement of financial condition or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the statement of financial condition and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

The significant components of the Company's deferred tax assets and liabilities were as follows as of March 31, 2015:

Deferred tax assets:	
Stock-based incentive compensation	$4,209,780
Depreciation	806,596
Accrued rent	174,320
Unpaid compensation	343,782
Reserves	42,756
Donations	330,341
Allowance for bad debts	(21,434)
	5,907,575
Valuation allowance	(5,907,575)
Net deferred tax asset	$ –

The Company has recorded a full valuation allowance because of its limited history of operating earnings, and because market factors and the nature of the Company's business do not enable the Company to reliably and accurately forecast future earnings to a standard that would permit it to reverse previously recorded valuation allowances.

On April 1, 2009, the Company, as a small private issuer, adopted the provisions of ASC 740, which require tax reserves to be recorded for uncertain tax positions. There was no cumulative effect adjustment as a result of adopting these new accounting provisions. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine its taxable income.

9. Income Taxes (continued)

On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations, and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed, and matters are resolved. Income tax returns for the taxation years ended March 31, 2008, 2009, 2010, 2011, 2012, 2013 and 2014 are considered to be open for examination by federal and state taxing authorities. The Company is not currently under income tax audit by any federal or state taxing authorities. The Company is currently under income tax audit for tax year ended March 31, 2013 by the Internal Revenue Service. The Company recognizes interest and penalties related to unrecognized tax positions as a component of income tax expense. As of March 31, 2015, no interest or penalties have been accrued for unrecognized tax positions

10. VIE

The Company consolidates the liabilities of its deferred compensation plan and the related assets, which are held in a rabbi trust and considered a VIE of the Company. The rabbi trust was created to fund the liabilities of the Company's deferred compensation plan. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. At March 31, 2015, "Additional Paid in Capital" on the Company's consolidated Balance Sheet was reduced by $19,420,139, representing the obligations of the Company's deferred compensation plan.

11. Employee Benefit and Stock-Based Incentive Compensation Plans

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

The Company has two stock-based compensation programs in which employees are entitled to receive shares in CFI, over a service or vesting period, in most cases, three years.

Restricted Stock Awards: The Company has made grants to certain employees in respect of shares of CFI. These awards generally vest over periods ranging from three to four years. At the

11. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

time of granting such awards, the Company acquires the stock and amortizes as development costs on a straight-line basis over the applicable service or vesting period.

During the year there were no forfeitures included in Stock-based incentive compensation.

LTIP: Certain of the Company's senior employees also participate in CFI's LTIP. Under the LTIP, eligible employees receive common shares of CFI at the time of vesting, which typically takes place over a three year period. The fair value of these awards is determined at the date of grant based upon the quoted market price of CFI. The Company amortizes the fair value on a graded basis over the applicable service or vesting period.

During the year ended March 31, 2015, in connection with the LTIP, the Company granted 1,849,481 stock awards for shares of CFI stock, with a total fair value of $19,371,859 at the date of grant, with a weighted average fair value of $10.47 per share.

In connection with the acquisition of CFI by Collins Stewart Hawkpoint PLC, CFI agreed to establish a retention plan for key Collins Stewart Securities LLC staff which was finalized in September 2012. During the year ended March 31, 2013, the Company awarded 636,769 restricted shares ("RSU"), which vest over a five-year period. In accordance with the plan, one-third of the total RSUs will vest on the third anniversary under the terms of the existing LTIP. The remaining two-thirds of the total RSUs (424,511) will vest under the terms of the CSH Inducement Plan, with one half of such shares vesting on each of the fourth and fifth anniversaries. The fair value of the RSUs at the grant date was $5,450,000, which is being amortized on a graded basis.

Stock Options: Certain employees of the Company also participate in a stock option program established by CFI. The stock options were granted on August 31, 2009, vest over a five-year period, and expire on the earliest of: (a) seven years from the grant date; (b) three years after death or any other event of termination of employment; (c) after any unvested optioned shares held by the optionee are canceled for any reason (other than early retirement, but including resignation or retirement under certain circumstances); and (d) termination for cause. The exercise price was based on the fair market value of the CFI common shares on the grant date. The Company records a stock option expense included under Compensation and benefits in the statement of income over the expected life of the stock options, and records a liability at the same rate as the expense is recorded, as the Company expects to settle with CFI by way of cash as stock options are exercised. As of March 31, 2015, the Company had recorded a cumulative liability of $1,223,194 in connection with the stock options. As of March 31, 2015 there is no

11. Employee Benefit and Stock-Based Incentive Compensation Plans (continued)

liability to be recorded in future periods. The remaining contractual life of the stock options is 1.4 years.

At March 31, 2015, the Company held 16,614 shares of CFI stock, resulting from shares that were awarded to employees but then forfeited by the employees. The fair value of these shares, $85,529 is included in Securities owned, at fair value in the statement of financial condition, and will be utilized for future awards.

There is no compensation liability and expense recognized for those awards not expected to vest.

12. Development Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

13. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

	Minimum Annual Rental Payments
2016	$ 3,624,444
2017	3,611,644
2018	3,450,507
2019	3,484,989
2020	3,070,253
Thereafter	9,957,192

Total	$ 27,199,029

13. Commitments and Contingencies (continued)

Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2015, the Company did not have any open underwriting commitments.

Legal

The Company is involved in litigation arising in the normal course of the securities business. The Company has recorded accruals under professional fees for matters that are considered probable, and can be reasonably estimated. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Contingencies

The Company clears its customers' transactions through JPMCC and Pershing. In addition, the Company has entered into an operating agreement with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities and Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

As of March 31, 2015, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $857,169, as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $857,169. This restricted cash is included in Cash and cash equivalents in the statement of financial condition.

As of March 31, 2015, the Company had a $2.25m commitment relating to a revolving credit facility of an issuer. This commitment was not drawn down at March 31, 2015.

14. Related Party Transactions

The Company's Parent holds certain office space leases in its own name, and provides such facilities to the Company at cost.

In the normal course of business, the Company executes securities transactions with affiliated entities. As of March 31, 2015, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from/to Parent	$ 1,124,645	$ –
Due from other affiliates	1,012,091	–
Due to other affiliates	–	17,617,843
Subordinated debt *(Note 13)*	–	27,000,000

Due from other affiliates consists primarily of reimbursements due from one affiliate for invoices paid on their behalf. Due to other affiliates consists primarily of LTIP and Option Payable to CFI (see Note 9).

CGI has provided employee loans totaling $1,961,434 which are at prevailing interest rates and is shown on the statement of financial condition under Notes receivable from employees.

The Company provides and receives administrative services including Human Resources, Information Technology, and Finance to and from affiliates.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

15. Subordinated Debt

The Company has subordinated debt with its Parent consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, which matures on March 31, 2017. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 16). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2015, the Company had net capital of $27,676,197 which was $26,676,197 in excess of the required net capital of $1,000,000. The Company's ratio of net capital to aggregate debit items was 0%.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

Cash Segregated Under Federal Regulations

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule 15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity Limited, and Canaccord Genuity, (Australia) Limited the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

17. Subsequent Events

In preparing the consolidated statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 29, 2015, the date that the Company's consolidated statement of financial condition was available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Canaccord Genuity Inc.
March 31, 2015
With Report of Independent Registered Public Accounting Firm

CANACCORD Genuity

CANACCORD GENUITY INC.

350 Madison Avenue
New York, NY 10017

T: 212.849.3900
TF: 800.818.2196

www.canaccordgenuity.com

Canaccord Genuity Inc. Exemption Report

Canaccord Genuity Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):

- Rule15c3-3(k)(2)(i) for customer transactions in foreign securities; and
- Rule15c3-3(k)(2)(ii) for customer transactions in domestic securities.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period from June 01, 2014 to March 31, 2015 under Rule15c3-3(k)(2)(ii) without exception.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the period from June 01, 2014 to March 31, 2015 under Rule15c3-3(k)(2)(i) without exception.

I, Howard Green, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Howard Green

Senior Managing Director

Date: 5/29/15

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Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Canaccord Genuity Inc. exemption report, in which (1) Canaccord Genuity Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions from June 01, 2014 to March 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 29, 2015